Exhibit 12.1

EMC CORPORATION

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2009	2008	2007	2006	2005
		(As Adjusted)	(As Adjusted)	(As Adjusted)
Computation of Earnings:
Income before provision for taxes and cumulative effect of a change in accounting principle	$1,374,576	$1,600,225	$1,962,631	$1,378,518	$1,652,243
Fixed charges	280,664	272,602	258,058	120,593	76,776

Total earnings	$1,655,240	$1,872,827	$2,220,689	$1,499,111	$1,729,019

Computation of Fixed Charges:
Interest expense	$182,499	$176,355	$169,794	$45,623	$7,988
Estimate of interest within rental expense (1)	98,165	96,247	88,264	74,970	68,788

Total fixed charges	$280,664	$272,602	$258,058	$120,593	$76,776

Ratio of Earnings to Fixed Charges	5.90x	6.87x	8.61x	12.43x	22.52x

(1)	Estimate of interest within rental expense is calculated under the assumption that 1/3 of rent expense is representative of interest costs.